Exhibit 99.1

The following is a translation of the notice in Hebrew published in two daily Israeli newspapers on September 9, 2016 (the original Hebrew wording is binding)

Intec Pharma Ltd.

Company No. 51-302278-0

Hartom 12 St., Jerusalem 9777512

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special general meeting of shareholders of Intec Pharma Ltd. (the “Company”), will be held at the offices of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, Round Building, Tel Aviv 6701101, Israel on Tuesday, October 18, 2016, at 04:00 p.m. Israel time (the telephone number at that address is +972-3-607-4444), or at any adjournments thereof (the “Meeting”).

The agenda of the Meeting shall be as follows:

1.	To approve the increase of the Company’s registered share capital by additional 14,000,000 ordinary shares of the Company, with no par value, such that following the increase, the Company’s registered share capital will consist of 30,000,000 ordinary shares of the Company, with no par value.

Only holders of record at the close of business on Monday, September 19, 2016, are entitled to receive notice of, and to vote at, the Meeting.

Position Statements should be submitted to the Company no later than Sunday, October 9, 2016.

A duly executed proxy must be received no later than Tuesday, October 18, 2016, at 12:00 p.m., Israel time.

The report with respect to convening the meeting will be available to the public through the Magna website at http://www.magna.isa.gov.il.

Intec Pharma Ltd.